FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2003.

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

     Form 20-F     ☐                     Form 40-F     ☒

     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

     Yes     ☐                      No      ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  . . . . . . . . .

Enclosed is Domtar Inc.’s Unaudited Reconciliation of Canadian and United States Generally
Accepted Accounting Principles Relating to the Unaudited Consolidated Financial Statements
for the six months ended June 30, 2003 and June 30, 2002.

DOMTAR INC.

Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2003 and June 30, 2002
(In millions of Canadian dollars, unless otherwise noted)

The unaudited consolidated financial statements for the six months ended June 30, 2003 and June 30, 2002 have been prepared in accordance with Canadian GAAP which, in the case of Domtar, conform in all material respects with U.S. GAAP, except as set forth below.

The unaudited consolidated financial statements for the six months ended June 30, 2003 and June 30, 2002 are expressed in Canadian dollars and, solely for the convenience of the reader, the 2003 financial statements and the tables of certain related notes have been translated into U.S. dollars at the June 2003 month-end rate of CAN$1.3553 = US$1.00. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

(a) Net Earnings and Balance Sheet Adjustments

		Six months
		ended
		June 30
	2003	2003	2002
	Unaudited	Unaudited	Unaudited

	US$	$	$
Net Earnings Adjustments
Net earnings in accordance with Canadian GAAP	26	35	44
Adjustments with respect to the following items:
Pension plans cost(1)	(1)	(2)	(4)
Other employee future benefit plans cost(2)	1	1	1
Revenue streams hedge(3)	24	33	1
Foreign currency hedging contracts(4)	21	29	76
Commodity hedging contracts(5)	—	—	(3)
Interests rate swap contracts(6)	(3)	(4)	21
Share of joint ventures’ U.S. GAAP adjustments(7)	1	2	(2)
Amortization of deferred gain(7)	(1)	(2)	(2)
Acquisition of E.B. Eddy(8)	(2)	(3)	(3)
Formation of Norampac(9)	(1)	(1)	(1)
Loss from discontinued operations(10)	1	1	65
Tax effect of the above adjustments	(11)	(15)	(48)

Earnings from continuting operations in accordance with U.S. GAAP	55	74	145
Loss from discontinued operations net of income taxes(10)	(1)	(1)	(44)

Net earnings in accordance with U.S. GAAP	54	73	101
Dividend requirements of preferred shares	1	1	1

Net earnings applicable to common shares in accordance with U.S. GAAP	53	72	100

Earnings from continuing operations per common share in accordance with U.S. GAAP
Basic	0.24	0.32	0.63
Diluted	0.24	0.32	0.63
Net earnings per common share in accordance with U.S. GAAP
Basic	0.23	0.32	0.44
Diluted	0.23	0.31	0.44

DOMTAR INC.

Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2003 and June 30, 2002 (continued)
(In millions of Canadian dollars, unless otherwise noted)

	June 30		June 30		December 31
	2003		2003		2002

	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
	Unaudited	Unaudited	Unaudited	Unaudited

	US$	US$	$	$	$	$
Balance Sheet Adjustments
Cash and cash equivalent(7)	26	18	35	25	38	24
Receivables(7)	246	184	333	250	304	222
Inventories(7)	513	462	695	626	736	670
Prepaid expenses(7)	19	17	26	23	22	20
Property, plant and equipment(7 to 9)	3,618	3,398	4,904	4,605	5,387	5,079
Goodwill(7 & 8)	57	80	77	108	79	108
Other assets(1, 5, 7 & 11)	140	307	189	416	205	431
Bank indebtedness(7)	18	13	25	17	20	15
Trade and other payables(4 & 7)	472	417	639	565	749	690
Income and other taxes payable(7)	16	15	22	21	15	10
Long-term debt due within one year(7)	28	28	38	38	70	50
Long-term debt(7 & 11)	1,582	1,419	2,144	1,924	2,444	2,254
Future income taxes(1,2,3,4,5,6 to 8)	471	426	638	577	625	549
Other liabilities and deferred credits(1,2,3,6 & 7)	272	269	368	364	370	392
Shareholders’ equity(1,2,3,4 & 5 to 9)	1,811	1,931	2,455	2,617	2,554	2,670

(1)   Pension plans cost

On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. The recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses and past service costs arising prior to January 1, 2000. Differences also arise from the fact that the straight-line method is used to amortize actuarial gains and losses for U.S. GAAP purposes while the corridor method is used for Canadian GAAP purposes.

Furthermore, under U.S. GAAP, an additional minimum pension liability is recorded for plans where the accumulated benefit obligation exceeds the fair value of plan assets. For these plans, an intangible asset is recorded up to the extent of unrecognized past service costs. The balance is recorded in “Other comprehensive income”, net of applicable income taxes. The concept of additional minimum liability does not exist under Canadian GAAP.

(2)   Other employee future benefit plans cost

On January 1, 2000, Domtar adopted the Canadian accounting recommendations for employee future benefit costs. The recommendations essentially harmonize Canadian GAAP with U.S. GAAP and were applied retroactively without restating prior years. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses arising prior to January 1, 2000.

(3)   Revenue streams hedge

In connection with the adoption of the Canadian accounting recommendations relating to the accounting for foreign currency translation, the Corporation has elected to designate certain U.S. dollar denominated debt as a hedge of its U.S. dollar revenue streams. The exchange gains and losses deferred under Canadian GAAP are recorded in earnings under U.S. GAAP as such designation is not possible under U.S. GAAP.

(4)   Currency hedging contracts

Under Canadian GAAP, unrealized gains and losses on currency hedging contracts are included in earnings when the revenue is recognized. With the adoption of SFAS 133 and 138, Domtar has not elected to designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and resulting unrealized gains and losses are recorded to earnings. Prior to January 1, 2001, under U.S. GAAP, these contracts did not qualify as hedging instruments and accordingly were marked to market, and the resulting unrealized gains and losses were recorded to earnings. Under Canadian GAAP, gains and losses related to these contracts are included in “Net sales”.

(5)   Commodity hedging contracts

Under Canadian GAAP, gains and losses on commodity hedging contracts are included in earnings when the designated transaction is recognized. With the adoption of SFAS 133 and 138, Domtar has not elected to designate these contracts as hedging instruments for U.S. GAAP reporting purposes. Accordingly, these contracts are marked to market and the resulting unrealized gains and losses are recorded to earnings. Under Canadian GAAP, gains and losses related to these contracts are included in “Net sales”.

DOMTAR INC.

Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2003 and June 30, 2002 (continued)
 (In millions of Canadian dollars, unless otherwise noted)

(6)   Interest rate swap contracts

Under Canadian GAAP, unrealized gains and losses on interest rate swap contracts designated as hedges are not recognized in the financial statements. Under U.S. GAAP, these interest rate swap contracts cannot be designated as a hedge and are marked to market. Therefore, any fluctuations of the fair value are recorded to earnings. Accordingly, the $19 million (US$12 million) unrealized loss as at December 31, 2001, was recorded to earnings with the offsetting amount being recorded under “Other liabilities and deferred credits”.

In November 2002, the Corporation terminated prior to maturity its interest rate swap contracts for net cash proceed of $40 million (US$26 million). Under Canadian GAAP, the net gain is deferred and recognized as a deduction of “Financing expenses” over the period of the interest rate payments initially designated as being hedged by these swaps. Furthermore the Corporation had an unamortized deferred credit of $3 million related to interest received under these contracts during the year. Under U.S. GAAP, there is no deferred amount as the fluctuations in the swaps’ market value and interest payments are recognized in earnings as they arise.

For the six months ended June 30, 2003, the amortization of the deferred gain was $4 million under Canadian GAAP and nil under US GAAP. Accordingly, for US GAAP purposes, there is no deferred gain on the balance sheet.

(7)   Joint ventures

Interest in joint ventures is accounted for using the proportionate consolidation method for Canadian GAAP and using the equity method under U.S. GAAP. This difference does not affect “Net earnings” or “Shareholders’ equity”.

Furthermore, under Canadian GAAP, a portion of the gain on the contribution to Norampac is deferred and amortized. Under U.S. GAAP, this gain was fully recognized upon the formation of Norampac.

(8)   Acquisition of E.B. Eddy

The E.B. Eddy acquisition has been accounted for under Canadian GAAP which, at the time, differed from U.S. GAAP in the accounting for income taxes, pension benefits and accounting for business integration provisions.

(9)   Formation of Norampac

On January 1, 2000, Domtar adopted the Canadian accounting recommendations for income taxes. These recommendations essentially harmonize Canadian and U.S. GAAP and were applied retroactively without restating prior years. Accordingly, certain property, plant and equipment acquired at the formation of Norampac remained recorded at a lower value under Canadian GAAP. Under U.S. GAAP, as at June 30, 2003, “Property, plant and equipment” as well as “Retained earnings” are greater by $23 million ($24 million as at December 31, 2002).

(10)   Loss from discontinued operations

On January 1, 2002, Domtar has adopted SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” for reporting purposes under U.S GAAP. SFAS 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transaction. Pursuant to SFAS 144, Domtar’s closures, in September 2002, of its St. Catharines paper mill and, in January 2003, of its wood products remanufacturing facility in Daluyville and its hardwood lumber operations in Sault Ste-Marie, qualify as discontinued operations.

(11)   Long term debt discount

Under Canadian GAAP, long-term debt discount is presented in “Other assets” as a deferred charge. U.S. GAAP requires that long-term debt discount be reported as a direct reduction of the long-term debt.

(b)   Supplementary disclosures

(i)   Accounting Changes

Guarantees

Effective January 1, 2003, Domtar adopted FIN No. 45 “ Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others “. FIN No. 45 requires that a guarantor disclose and recognize in its financial statements its obligation relating to guarantees that it has issued. Liability recognition is required at the inception of the guarantee, whether or not payment is probable, for certain guarantees issued or modified after December 31, 2002. Similar accounting recommendations in Canada require disclosure of guarantees but do not require liability recognition. As of June 30, 2003 no liabilities relating to guarantees have been recorded as a result of the application of FIN No. 45.

DOMTAR INC.

Unaudited Reconciliation of Canadian and United States Generally Accepted Accounting Principles Relating to the Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2003 and June 30, 2002 (continued)
 (In millions of Canadian dollars, unless otherwise noted)

(b)   Supplementary disclosures (continued)

Assets retirement obligations

Effective January 1, 2003, Domtar adopted SFAS 143 “Accounting for Asset retirement Obligations” for U.S. GAAP purposes only. SFAS 143 requires entities to record a liability at fair value when there is a legal obligation associated to the retirement of an asset in the period in which it is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted each year using a credit-adjusted risk-free rate. Similar accounting recommendations in Canada will only come into effect for reporting periods beginning on or after January1, 2004.

Asset retirement obligations in connection with the adoption of SFAS 143 primarily relate to landfill capping obligations, asbestos removal obligations on equipment and demolition of certain abandoned buildings. The impact of the implementation of SFAS 143 was not considered significant at January 1, 2003 as well as at June 30, 2003. Had the provisions of SFAS 143 been in effect for the six-month period ended June 30, 2002 or the year ended December 31, 2002 the impact would not have been significant.

No asset retirement obligations were recorded for assets that have indeterminate settlement dates, such as asbestos removal relating to buildings. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a possible settlemet dates.

(ii)   Cost of delivery

Domtar records delivery costs as a reduction of gross sales to determine net sales. Under U.S. GAAP, the delivery costs are included in cost of sales. For the six months ended June 30, 2003, delivery costs amounted to $169 million ($176 million for the six months ended June 30, 2002).

(iii)   Allowance for Doubtful Accounts

As at June 30, 2003, receivables include an allowance for doubtful accounts of $19 million ($24 million as at December 31, 2002).

(iv)   Inventories

	June 30	June 30	December 31
	2003	2003	2002
	US$	$	$
	Unaudited	Unaudited

Work in process and finished goods	273	369	386
Raw materials	82	111	129
Operating and maintenance supplies	107	146	155

	462	626	670

(v)   Long-term debt

As at June 30, 2003, the fair value of the long-term debt was $2,341 million ($2,815 million as at December 31, 2002).

For the six months ended June 30, 2003 and June 30, 2002, the interest on the long-term debt amounted to $92 million and $94 million, respectively.

(vi)   Comprehensive income and Accumulated other comprehensive income

		Six months ended
		June 30
	2003	2003	2002
	Unaudited	Unaudited	Unaudited

	US$	$	$
Net earnings in accordance with U.S. GAAP	54	73	101
Other comprehensive income Transfer of unrealized loss on derivative financial instruments to earnings	—	—	1
Foreign currency translation adjustments, including income taxes of $22 millions (nil in 2002)	(79)	(107)	(14)

Comprehensive income	(25)	(34)	88

Accumulated other comprehensive income Additional minimum liability of defined benefit plans	(27)	(36)	(9)
Foreign currency translation adjustments	(77)	(105)	(12)

Accumulated other comprehensive income	(104)	(141)	(21)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC. (Registrant)

Date: September 30, 2003	By	RAZVAN L. THEODORU Razvan L. Theodoru Corporate Secretary